390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: 604-248-0939 / Fax: 604-248-0940 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
ADVANCING TO PRODUCTION	Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-9

POLYMET TO FILE FINANCIAL STATEMENTS ON OR BEFORE MAY 9, 2011

Hoyt Lakes, Minnesota, May 5, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it now expects to file its annual financial statements, its management’s discussion and analysis relating to the financial statements, its Annual Information Form on Form 20-F, and the CEO and CFO certifications (collectively, the “Required Documents”) for the period ended January 31, 2011 on or before May 9, 2011.

On May 3, 2011 the Company reported that extra time for filing of the Required Documents was needed due to the lack of timely completion and review of financial information, which had delayed PricewaterhouseCoopers LLP, the Company's auditors, completing their audit, and the Company's Audit Committee and Board of Directors providing their final approval. As of May 4, the audit and final board approval had not been completed.

In the interim, the Company has applied to the applicable Canadian securities regulatory authorities for a management cease trade order. There is no certainty that such order will be granted. The applicable Canadian securities regulatory authorities may issue a general cease trade order against PolyMet for failure to file the Required Documents within the prescribed time period.

Until the Required Documents are filed, PolyMet intends to satisfy the provisions of the alternative information guidelines in accordance with National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults.

There is no other material information concerning the affairs of the Company that has not been generally disclosed.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to applying to the applicable securities regulatory authorities for a management cease trade order, the expected time for filing the Company’s Required Documents and the imposition of a cease trade order by applicable securities regulatory authorities. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.